News Release Communiqué de Pressee

Exhibit 99.9
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Isabelle DESMET
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Patricia MARIE
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Paul FLOREN
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Franklin BOITIER
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Christine de CHAMPEAUX
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Philippe GATEAU
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Burkhard REUSS
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Lisa WYLER
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Sandra DANTE
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TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Congo: A fourth discovery in the ultra-deep offshore Mer Très Profonde
Sud block
Paris, August 8, 2007 - Total announces a significant new oil discovery in its ultra-deep offshore block Mer Très Profonde Sud (MTPS), which lies approximately 170 kilometres offshore Republic of the Congo in a water depth of 2,000 metres.
The Cassiopée Est Marine-1 discovery well was drilled to a total depth of 3,330 metres and tested at 5,600 barrels of oil per day. The evaluation of the reserves related to this discovery is underway.
Following Andromède (2000), Pégase Nord (2004) and Aurige Nord (2006), this latest drilling success is the fourth oil discovery in the MTPS permit. It strengthens Total’s exploration strategy in the Republic of Congo aiming at building an economically viable pole of development in this ultra-deep water permit.
The field development studies will be launched once the related reserves are assessed.
Awarded in May 1997, the MTPS block extends over more than 5,000 square kilometres, with water depths ranging from 1,300 to 3,000 metres. Total, through its subsidiary Total E&P Congo, is the operator with a 40% interest, alongside partners Eni Congo (30%) and Esso Exploration and Production Congo (Mer Très Profonde Sud) Limited (30%).
Total in the Congo
Present in the Republic of Congo since 1968, Total is the country’s leading hydrocarbons producer, with output of 130,000 barrels of oil equivalent per day in 2006.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Paul FLOREN
Tel. : + 33 (0) 1 47 44 45 91
Franklin BOITIER
Tel. : +33 (0) 1 47 44 59 81
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : + 33 (0) 1 47 44 38 16
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
TOTAL S.A.
Capital 5 981 907 382,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
The Group has operated half of the exploration wells drilled in Congo, brought 11 of the 17 producing fields on stream and discovered 65% of the initially identified reserves. The Kikouala, Yangga, Sendji and Tchibouela developments drove the ramp-up of production in the 1980s. This positive momentum was sustained over the following decade with a very active exploration strategy and continuous investment in developing new shallow offshore fields. The Nkossa field, with the largest concrete barge FPU ever built, was brought on stream in 1996, marking a major milestone for Total (operator, 53.5%) in terms of production growth in Congo.
In recent years, the Group has leveraged its comprehensive expertise to enhance recovery from mature fields and stem their natural decline. It has also successfully accessed deepwater reservoirs and will bring the Congo’s first deep offshore field, Moho-Bilondo, on stream in 2008. Operated by Total with a 53.5% interest, the field is expected to produce roughly 90,000 barrels per day at plateau. In addition, the Group is continuing work to appraise three oil reservoirs discovered in the northern area of the Moho-Bilondo permit.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com